                                                                      EXHIBIT 12
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 1O-Q


[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
For the period ended             February 29, 1996
                    ------------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
For the transition period from                   to
                               ------------------  ----------------------------
Commission file number 1-12054
                       -------

                      WASHINGTON CONSTRUCTION GROUP, INC.
- -------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

 Delaware                                                             35-0565601
- ----------------------------------------------               -------------------
 (State or other jurisdiction of                             (IRS Employer
 incorporation or organization)                              Identification No.)

 27400 East Fifth Street, Highland, California                             92346
- ----------------------------------------------               -------------------
 (Address of principal executive offices)                             (Zip Code)

                                (909) 884-4811
- -------------------------------------------------------------------------------
             (Registrant's telephone number, including area code)

                            KASLER HOLDING COMPANY
- -------------------------------------------------------------------------------
(Former name, former address and former fiscal year, if changed since last report)

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 9O days. Yes X No
                                             --    --



            Common Shares outstanding at April 9, 1996 - 29,481,499



Index to exhibits appears on page l6 of 582 pages constituting the manually signed original of this report.



                                   1 of 582

                      WASHINGTON CONSTRUCTION GROUP, INC.

                       (FORMERLY KASLER HOLDING COMPANY)

                                     INDEX
                                                                          Page
                                                                          ----
Part I. FINANCIAL INFORMATION

 Item 1.   Financial Statements

           Consolidated Condensed Statements of Operations
           for the Three Months Ended February 29, 1996 and
           February 28, 1995                                               3

           Consolidated Condensed Balance Sheets as of
           February 29, 1996 and November 30, 1995                         4

           Consolidated Condensed Statement of Shareholders' Equity
           for the Three Months Ended February 29, 1996 and
           February 28, 1995                                               6

           Consolidated Condensed Statements of Cash Flows
           for the Three Months Ended February 29, 1996 and
           February 28, 1995                                               7

           Notes to Consolidated Condensed Financial Statements            8

 Item 2.   Management's Discussion and Analysis of
             Results of Operations and Financial Condition                11



Part II. OTHER INFORMATION

 Item 4.   Submission of Matters to a Vote of Security Holders            15

 Item 6.   Exhibits                                                       16

SIGNATURES                                                               582

                         PART 1. FINANCIAL INFORMATION

Item 1. Financial Statements

                      WASHINGTON CONSTRUCTION GROUP, INC.
                       (FORMERLY KASLER HOLDING COMPANY)
                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)


                                                    Three Months Ended
                                                ---------------------------
                                                February 29,   February 28,
                                                   1996           1995
                                                ------------   ------------
Revenues from construction contracts            $    62,006    $    36,785
 Costs of construction contracts                    (58,658)       (33,089)
 Gain on sale of equipment                              114            278
                                                 -----------    -----------
Gross profit                                          3,462          3,974
 General and administrative expenses                 (3,790)        (3,962)
 Reorganization expense                              (1,500)            --
                                                 -----------    -----------
Operating income (loss)                              (1,828)            12
 Investment income                                      867          1,079
 Interest expense                                      (190)           (24)
 Other, net                                             (62)           (49)
                                                 -----------    -----------
Earnings (loss) before income taxes                  (1,213)         1,018
Income tax benefit (provision)                          425           (356)
                                                 -----------    -----------
Net earnings (loss)                                   ($788)          $662
                                                 ===========    ===========
Earnings (loss) per share                            ($0.03)         $0.02
                                                 ===========    ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      WASHINGTON CONSTRUCTION GROUP, INC.
                       (FORMERLY KASLER HOLDING COMPANY)
                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (in thousands)



                                     ASSETS

                                                      February 29,  November 30,
                                                          1996          1995
                                                      ------------  ------------

Current assets
  Cash and cash equivalents                               $28,142       $30,035
  Accounts receivable, including retentions of
   $13,210 in 1996 and $14,513 in 1995                     38,929        41,327
  Due from affiliates                                         352           355
  Costs and estimated earnings in excess of billings        7,399         5,033
  Notes receivable                                         10,235        11,511
  Investment in joint ventures                              3,584         1,846
  Deferred income tax assets                                  514           514
  Prepaid and other assets                                  4,156         3,035
                                                      ------------  ------------
 Total current assets                                      93,311        93,656

Property, plant and equipment,
   net of accumulated depreciation and amortization
   of $65,707 in 1996 and $66,783 in 1995                  66,293        66,716

Other                                                         923           886

Land held for sale or lease                                 8,266         8,266

Cost in excess of net assets acquired,
   net of accumulated amortization of $1,118 in 1996
   and $1,013 in 1995                                      15,672        15,777
                                                      ------------  ------------

Total assets                                             $184,465      $185,301
                                                      ============  ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      WASHINGTON CONSTRUCTION GROUP, INC.
                        (FORMERLY KASLER HOLDING COMPANY)
               CONSOLIDATED CONDENSED BALANCE SHEETS (continued)
                     (in thousands, except per share data)



                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                      February 29,  November 30,
                                                          1996          1995
                                                      ------------  ------------

Current liabilities
   Trade accounts payable                                 $11,202        $9,747
   Subcontracts payable, including retentions
    of $9,861 in 1996 and $9,778 in 1995                   16,108        16,658
   Income taxes payable                                        61           501
   Due to affiliates                                          730         1,327
   Accrued payroll and other liabilities                    9,469         8,718
   Current maturities of long-term debt                       448           448
   Billings in excess of costs and estimated earnings       4,221         4,789
                                                      ------------  ------------

    Total current liabilities                              42,239        42,188

Deferred income taxes                                       9,120         9,120
Long-term debt                                              4,934         5,042
Shareholders' equity
   Preferred stock - par value $.01; authorized 1,000
    shares; none issued and outstanding                        --            --
   Common stock - par value $.01; authorized 39,000
    shares; issued and outstanding 29,481 in 1996
    and 29,484 in 1995                                        295           295
   Additional paid in capital                              62,107        62,134
   Restricted stock - deferred compensation                   (49)          (85)
   Retained earnings                                       65,819        66,607
                                                      ------------  ------------

    Total shareholders' equity                            128,172       128,951
                                                      ------------  ------------

Total liabilities and shareholders' equity               $184,465      $185,301
                                                      ============  ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      WASHINGTON CONSTRUCTION GROUP, INC.
                        (FORMERLY KASLER HOLDING COMPANY)
            CONSOLIDATED CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                                       Restricted Stock -
                                                 Common        Paid in     Deferred     Retained
                                                 Stock         Capital   Compensation   Earnings     Total
                                           -----------------  -------- --------------- ---------  ---------
November 30, 1995                                       $295   $62,134           ($85)   $66,607   $128,951
Net loss                                                                                    (788)      (788)
Restricted stock activity, net                                     (27)            36                     9
                                           -----------------  --------  -------------  ---------  ---------
February 29, 1996                                       $295   $62,107           ($49)   $65,819   $128,172
                                           =================  ========  =============  =========  =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      WASHINGTON CONSTRUCTION GROUP, INC.
                       (FORMERLY KASLER HOLDING COMPANY)
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                       Three Months Ended
                                                  ------------------------------
                                                   February 29,    February 28,
                                                       1996            1995
                                                  --------------  --------------

OPERATING ACTIVITIES
 Net earnings (loss)                                      ($788)       $   662
 Adjustments to reconcile net earnings (loss) to
   net cash used in operating activities:
 Depreciation and amortization                            2,379          1,851
 Compensation expense on stock awards                         9             53
 Gain on sale of equipment                                 (114)          (278)
 Changes in net operating assets                         (1,495)        (4,796)
                                                   -------------  -------------
   Net cash used in operating activities                     (9)        (2,508)
                                                   -------------  -------------

INVESTING ACTIVITIES
 Additions to property, plant and equipment              (2,063)        (2,052)
 Proceeds from sale of equipment                            326            654
 Other                                                      (37)            (2)
                                                   -------------  -------------
   Net cash used in investing activities                 (1,774)        (1,400)
                                                   -------------  -------------

FINANCING ACTIVITIES
 Repayment of long-term debt                               (108)          (101)
 Restricted stock activity, net                              (2)            (1)
                                                   -------------  -------------
   Net cash used in financing activities                   (110)          (102)
                                                   -------------  -------------

Decrease in cash and cash equivalents                    (1,893)        (4,010)
Cash and cash equivalents at beginning of period         30,035         44,872
                                                   -------------  -------------

Cash and cash equivalents at end of period              $28,142        $40,862
                                                   =============  =============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      WASHINGTON CONSTRUCTION GROUP, INC.
                       (FORMERLY KASLER HOLDING COMPANY)
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FEBRUARY 29, 1996 AND FEBRUARY 28, 1995
                                 (in thousands)


(1)  Basis of Presentation

    The consolidated condensed financial statements include the accounts of Washington Construction Group, Inc. and its wholly owned subsidiaries (collectively, the Company). The Company was formerly named Kasler Holding Company prior to the approval of a name change by holders of a majority of the Company's common stock, which occurred on April 3, 1996. The consolidated condensed financial statements have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these financial statements be read in connection with the consolidated financial statements and the notes thereto included in the Company's annual report on Form 10-K for the year ended November 30, 1995.

    In the opinion of management, the accompanying consolidated condensed financial statements include all adjustments, consisting of normal recurring accruals and adjustments required to present fairly the Company's financial position at February 29,1996 and November 30, 1995, and the results of its operations and cash flows for the three months ended February 29, 1996 and February 28, 1995.

    The results of operations for the three months ended February 29, 1996 are not necessarily indicative of the results to be expected for the full year.

(2)  Related Party Transactions

    The Company purchases goods and services from, and has contracted for certain administrative, financial and data processing services with, affiliated companies on terms comparable to those available from outside sources. Transactions with related parties were as follows:


                                                           Three months ended    Three months ended
                                                            February 29, 1996     February 28, 1995
                                                           ----------------------------------------
   Capital expenditures - equipment                                $ 98                $  727
   Cost of construction contracts                                   941                 1,346
   General and administrative expenses                              459                   700


    The Company performs construction services, rents equipment and sells used parts and equipment to related parties on terms comparable to those available to outside parties. These transactions were as follows:

                                                   Three months ended   Three months ended
                                                     February 29, 1996  February 28, 1995
                                                  -----------------------------------------
   Construction services                                  $1,310              $458
   Equipment rental                                           56                41
   Gain on sale of equipment                                  98                75

(3)  Earnings per share

    Earnings per share are computed based on the weighted average number of common and outstanding shares during each period. The weighted average number of shares used in the computation of earnings per share were 29,482 and 29,463 for the three months ended February 29, 1996 and February 28, 1995, respectively.

(4)  Income Taxes

    Income taxes are computed using the anticipated effective tax rate for the year. Deferred income taxes are not adjusted quarterly.

(5)  Reorganization expense

    The Company has accrued $1.5 million in expense related to the consolidation of certain corporate functions (primarily accounting, human resources, contract and equipment administration) into its headquarters in Highland, California. The expense is comprised of estimated employee termination and relocation costs to be incurred in fiscal 1996.

(6)  Contingencies

    The Company is a party to various claims and legal proceedings incidental to its business. In management's opinion, the outcome of these claims and proceedings will not have a material adverse effect on the financial statements of the Company taken as a whole. The Company also has the usual contractor's liability for the completion of contracts.

    The Company's contract mining and environmental remediation services involve risks that the Company will become liable under federal, state and local environmental laws and regulations, including the Comprehensive Environmental Response Compensation and Liability Act, which imposes strict, joint and several, retroactive liability upon parties who are responsible for the cost of environmental remediation under such Act. The Company performs, and has performed, contract mining and environmental remediation work at project sites that are or may become Superfund sites subject to regulation, and in some cases operated or managed, by the Environmental Protection Agency or other environmental regulatory agencies. A determination that the Company is liable under environmental laws and regulations for the cost of environmental remediation could have a material adverse effect on the financial position or results of operations of the Company. Amendments to, or more stringent implementation of, current environmental laws and regulations also could have such an adverse effect. The Company believes that it is in material compliance with environmental laws and regulations and is not subject to any material liabilities related to its contract mining and remediation projects.

    In an effort to assess the risk of environmental liability in connection with its contract mining and environmental remediation work, the Company reviews the economic viability of the potentially responsible parties, the geographic location of the site (densely populated areas, for example, may pose a greater risk of future liability) and other facts it deems relevant. In addition, the Company attempts to obtain contractual indemnification if available. The Company has been involved in Uranium Mill Tailings Remedial Action projects in connection with which it is entitled to statutory indemnities against certain environmental liabilities.

    Applying the percentage of completion method of recognizing revenues requires the Company estimate the indicated outcome of its long-term contracts. The Company forecasts such outcomes to the best of its knowledge and belief of current and expected conditions and its expected course of action. Differences between the Company's estimates and actual results often occur resulting in changes to reported revenues and earnings. Such changes could have a material effect on future financial statements.

    Because of the uncertainty about the outcome of claims, disputes and certain unpriced changeorders, the Company generally defers recognition of revenue until the items are settled. The Company has ongoing negotiations with customers regarding these contract issues. When recognized, such items could have a material impact on future financial statements.

    The Company is involved in various claims and legal proceedings incidental to its business. In management's opinion, the outcome of these claims and proceedings will not have a material adverse effect on the Company's financial statements taken as a whole. The Company also has the usual contractor's responsibility for the timely completion of contracts in accordance with contract specifications.

                      WASHINGTON CONSTRUCTION GROUP, INC.
                       (FORMERLY KASLER HOLDING COMPANY)

Item 2. Management's Discussion and Analysis of
       Results of Operations and Financial Condition

     The following is management's discussion and analysis of certain significant factors affecting the operating results and financial condition of Washington Construction Group, Inc. (formerly known as Kasler Holding Company) and Subsidiaries (the "Company") during the periods included in the accompanying consolidated condensed financial statements. The Company changed its name to Washington Construction Group, Inc. upon approval of holders of a majority of its common stock at its Annual Meeting on April 3, 1996.

     The Company is a diversified construction enterprise with operations in infrastructure, contract mining and environmental remediation markets in the western United States. The Company's customers include both government agencies and private companies.

     The Company has three principal operating subsidiaries: Kasler Corporation, which specializes in infrastructure and transportation projects; Washington Contractors Group, Inc., which has operations in infrastructure, contract mining, construction aggregate mining and environmental remediation; and Pomeroy Corporation, a manufacturer of precast concrete.

Results of Operations

Net earnings
- ------------

     The Company recorded a net loss in the first quarter of fiscal 1996 of $.03 per share, compared with net earnings of $.02 per share in the first quarter of 1995. The major factors contributing to the loss were a lower profit margin from construction contracts and a $1.5 million accrual of costs associated with the Company's consolidation of its accounting and administrative functions (reflected as reorganization expense on the statements of operations).

     The net loss for the first three months of fiscal 1996 totaled $.8 million compared to earnings of $.7 million for the same period in fiscal 1995. The decrease of $1.5 million in net earnings was attributable to a $.5 million reduction in gross profit, the $1.5 million reorganization charge, a $.2 million increase in interest expense, offset by a reduction in general and administrative expenses of $.2 million and $.8 million less in income tax expense. The gross profit margin dropped in fiscal 1996 primarily due to more claim recoveries in the prior year's quarter and a mix of contract work in the 1996 quarter that included a greater ratio of low-margin public highway contracts.

Revenues
- --------

     For the first three months of fiscal 1996, the Company had revenues of $62.0 million as compared with $36.8 million for the same period in 1995. Revenues increased compared with the prior year's quarter due to a higher contract workload in fiscal 1996 and the unusually heavy rains that occurred in California in the prior year which delayed work on public highway contracts in the first quarter of fiscal 1995. The breakout of contract revenue by significant contract type for the first fiscal quarters of 1996 and 1995 follows:

                                               Three months ended  Three months ended
                                                February 29, 1996   February 28, 1995
                                              ---------------------------------------
   Infrastructure (highway)                              63%                44%
   Infrastructure (other)                                 7%                18%
   Contract mining                                        9%                16%
   Environmental remediation                              4%                 7%
   Commercial construction
   and construction materials                            17%                15%

    Significant portions of the Company's construction activities occur in mountain regions which experience severe weather conditions in the winter months. As a result, the Company's revenues tend to be lower in the first quarter of a fiscal year. The weather can also affect the mix of contract work by quarter. The Company's California revenues, which in the first quarter of 1996 were almost exclusively from public highway construction, tend to be a more significant element of revenues in the first quarter of a fiscal year. Fiscal 1995's first quarter was an exception due to the unusually heavy rains that occurred in California.

Backlog
- -------

    During the first quarter of fiscal 1996, the Company improved its backlog (anticipated revenues from the uncompleted portions of existing contracts including the Company's prorata share of joint venture interests). The Company's backlog of $386 million on February 29, 1996 was $151 million higher than its February 28, 1995 backlog (a 64% increase), and $100 million higher than its November 30,1995 backlog (a 35% increase). The following table shows changes in backlog during the quarters ended February 29, 1996 and February 28, 1995 (in thousands):

                                                    February 29,   February 28,
                                                        1996           1995
                                                    ---------------------------
      Beginning backlog                               $286,346       $158,000
      Less revenue from construction contracts         (62,006)       (36,785)
      New awards                                       155,070        101,658
      Additions to existing contracts                    6,466         11,696
                                                      --------       --------
      Ending backlog                                  $385,876       $234,569
                                                      ========       ========


Breakout of the Company's ending backlog by type of contract follows:

                                                    February 29,   February 28,
                                                            1996           1995
                                                   ----------------------------
  Infrastructure (highway)                                   46%            64%
  Infrastructure (other)                                     38%             5%
  Contract mining                                            10%            24%
  Environmental remediation                                   1%             1%
  Commercial construction and construction materials          5%             6%

Gross profit
- ------------

     For the first quarter of fiscal 1996, gross profit decreased to $3.5 million compared to $4.0 million in the first quarter of fiscal 1995. Gross profit as a percentage of revenue also decreased from 10.8% in the first three months of fiscal 1995 to 5.6% for the first three months of fiscal 1996. Gross profit was higher in the fiscal 1995 period due to higher claim revenue and a more profitable mix of contract types. The 1996 period had a higher concentration of public highway contract revenue, which historically tends to have lower profit margins.

Reorganization expense
- ----------------------

     The Company announced in the first quarter of 1996 the consolidation of certain corporate functions (primarily accounting, human resources, contract and equipment administration) into its Highland, California headquarters. The Company accrued in the first quarter of 1996 $1.5 million in reorganization expense, which is an estimate of the fiscal 1996 costs associated primarily with employee termination and relocation. The Company expects to spend the $1.5 million over the last three quarters of fiscal 1996. The Company anticipates the reorganization will reduce annual general and administrative expenses by $.3 million.

General and administrative expenses
- -----------------------------------

     General and administrative expenses for the three months ended February 29, 1996 decreased by $.2 million as compared with the same period in 1995, and decreased as a percentage of revenues from 10.8% to 6.1% due to higher 1996 revenues. The decrease in expense for the 1996 period resulted primarily from lower travel expenses.

Other income and expenses
- -------------------------

     For the first quarter of fiscal 1996, investment income decreased to $.9 million from $1.1 million for the same fiscal 1995 period. Investment income decreased in the 1996 period due to reduced interest bearing cash and receivables balances.

     Interest expense for the first fiscal quarter increased to $.2 million in the 1996 period compared with a nominal expense in the 1995 period. The increase reflects the cessation of interest capitalization on the Company's long-term debt due to the commencement of operations at the Company's construction aggregate operation in late 1995. Interest has also increased due to financing costs associated with the Company's line of credit.

Income taxes
- ------------

     The provision for income taxes for the first three months of fiscal 1996 decreased to a benefit of $.4 million from an expense of $.4 million for the same period in 1995. The decreased provision for income taxes in 1996 is a result of lower earnings.


Financial Condition

Cash and cash equivalents
- -------------------------

     The Company had break-even operating cash flow for the three months ended February 29, 1996. Total cash and cash equivalents decreased by $1.9 million over the period resulting from investing activities of $1.8 million and debt repayments of $.1 million.

     Net cash used in investing activities consists mainly of capital expenditures and proceeds from disposal of equipment. The Company purchases and sells equipment in the ordinary course of its business as needed for specific projects.

     For the remainder of fiscal 1996, the Company anticipates that cash and cash equivalents will be generated by operations as a result of new contracts awarded that should cause billings in excess of costs and estimated earnings to increase. However, large increases in backlog for certain types of work that are equipment intensive can result in significant investments in such equipment. The Company may also undertake opportunities to complement its existing operations through acquisitions or joint ventures. As acquisitions or joint venture opportunities arise, the capital resources of the Company may be utilized. The timing and nature of these opportunities cannot be predicted; therefore, the financing of future acquisitions, joint ventures or equipment expenditures may take a variety of forms. In addition, on limited occasions, certain financing arrangements have been extended by the Company to its customers to accommodate their financial needs. The Company may elect to enter into similar arrangements in the future.

     Management believes that cash flow from operations supplemented by credit under the Company's revolving credit facility will be adequate to meet the Company's requirements.

                           Part II. OTHER INFORMATION

Item 4. Submission of Matters to a Vote of Security Holders

     The Annual Meeting of Stockholders was held on April 3,1996, at which the stockholders elected three directors to each serve for a three-year term, and adopted the Amendment to the Company's Certificate of Incorporation to change the Company's name to Washington Construction Group, Inc. Votes were cast as follows:


                                             Votes
                                             Against     Votes      Broker
                               Votes For   or Withheld  Abstained  Non-Votes
                               ----------  -----------  ---------  ---------
Election of Directors:
Leonard R. Judd                25,493,147      204,963     N/A        N/A
Dorn Parkinson                 25,491,947      206,163     N/A        N/A
John H. Wimberly               25,473,347      222,763     N/A        N/A

Adoption of Amendment to
the Company's Certificate
of Incorporation to change
the Company's name to
Washington Construction
Group, Inc.                    25,452,751      204,963   40,396  3,789,144

Item 6. Exhibits


Certificate of Incorporation with the State of Delaware
and Amendments.                                                               17

Contract for $56,306,477 dated March 19,1996,
between Washington Construction Company and
Clark County, Nevada for construction of the
Runway 1L-19R and associated taxiways at McCarran
International Airport, Las Vegas, Nevada.                                     35

Contract for $384,150,000 dated March 25,1996
between Atkinson-Washington-Zachry, A Joint Venture
and the Metropolitan Water District of Southern
California for construction of the West Dam, Saddle
Dam, and Forebay for the Eastside Reservoir.                                 331

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             WASHINGTON CONSTRUCTION GROUP, INC.

Date: April 12, 1996                         /s/ John H. Wimberly
                                             --------------------
                                             John H. Wimberly
                                             President and
                                             Chief Executive Officer

Date: April 12, 1996                         /s/ Gregory J. Rutherford
                                             -------------------------
                                             Gregory J. Rutherford
                                             Vice President and
                                             Chief Financial Officer



                                      582